UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*




                               Parkervision, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)




                                   701354-10-2
                    ----------------------------------------
                                 (CUSIP Number)




                               September 23, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ] Rule 13d-1(b)

                  [X] Rule 13d-1(c)

                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



NY2:\1080247\02\n5$v02!.DOC\76830.0001

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
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
      1        NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Leucadia National Corporation

-------------- --------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)   [  ]
                                                                                                            (b)   [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------- --------------------------------------------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
---------------------------- ----------- ------------------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                            726,440 Shares
         NUMBER OF
          SHARES             ----------- ------------------------------------------------------------------------------------------
       BENEFICIALLY              6       SHARED VOTING POWER
         OWNED BY
           EACH                             0
         REPORTING           ----------- ------------------------------------------------------------------------------------------
          PERSON                 7       SOLE DISPOSITIVE POWER
           WITH
                                            726,440 Shares
                             ----------- ------------------------------------------------------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                            0
-------------- --------------------------------------------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  726,440 Shares
-------------- --------------------------------------------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                                                                     [  ]
-------------- --------------------------------------------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.1%
-------------- --------------------------------------------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON

                  CO
-------------- --------------------------------------------------------------------------------------------------------------------



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

Item 1(a).  Name of Issuer:

         Parkervision, Inc., a Florida corporation (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

         8493 Baymeadows Way, Jacksonville, Florida  32256

Item 2(a).  Name of Person Filing:

         Leucadia National Corporation

Item 2(b).  Address of Principal Business Office or, if None, Residence:

         315 Park Avenue South, New York, New York  10010

Item 2(c).  Citizenship:

         New York corporation

Item 2(d).  Title and Class of Securities:

         Common stock, $.01 par value per share, of the Issuer

Item 2(e).  CUSIP Number:

         701354-10-2

Item 3.  If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
         (c), Check Whether the Person Filing is a:

         (a)   [  ]  Broker or dealer registered under Section 15 of the
                     Exchange Act

         (b)   [  ]  Bank as defined in Section 3(a)(6) of the Exchange Act

         (c)   [  ]  Insurance company as defined in Section 3(a)(19) of the
                     Exchange Act

         (d)   [  ]  Investment company registered under Section 8 of the
                     Investment Company Act

         (e)   [  ]  An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E)

         (f)   [  ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g)   [  ]  A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h)   [  ]  A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act

         (i)   [  ]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

         (j)   [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

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
Item 4.  Ownership.

         (a)  Amount Beneficially Owned:   726,440 Shares

         (b)  Percent of Class:   5.1%

         (c)  Number of shares as to which such person has:

                  (i)  sole power to vote or direct the vote:   726,440 Shares

                  (ii)  shared power to vote or to direct the vote:  0

                  (iii)  sole power to dispose or to direct the disposition:   726,440 Shares

                  (iv)  shared power to dispose or to direct the disposition:   0

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control
         Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

         (a)  Not applicable.

         (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               Dated:  September 20, 2001

                               LEUCADIA NATIONAL CORPORATION


                               By: /s/ Joseph A. Orlando
                                  ---------------------------------------

                                  Name:   Joseph A. Orlando
                                  Title:  Vice President











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